UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

November 2, 2005

Ad hoc notification from Deutsche Telekom in accordance with § 15 of the Security Trading Act (WpHG)

Deutsche Telekom faces major staff restructuring measures

• 6,000 new staff are to be employed for the next three years
• 7,000 Vivento employees to change employer
• Reductions mainly at T-Com
• Total of 32,000 employees to leave the Group within three years
• No compulsory redundancies within DTAG
• Cost of the entire program at EUR 3.3 billion

Due to the massive changes in the industry, Deutsche Telekom faces comprehensive staff restructuring measures. These will include socially acceptable measures to reduce the number of employees, new positions for junior experts as well as the divestiture of Vivento units. The Board of Management has informed the employee representatives of this and has initiated negotiations.

The worldwide realignment of the industry, the rapid pace of technological development and, in particular, the tough competitive environment in the fixed network and broadband sector in Germany imposed by the regulatory situation, intensify the challenges facing the entire Deutsche Telekom Group. On the one hand, jobs must be cut in old core markets; on the other, there are opportunities to create jobs in new innovative markets.

In the next three years, about 32,000 employees in Germany will leave Deutsche Telekom. This includes about 7,000 employees whose positions will be outsourced from Vivento on a permanent basis. While a further 25,000 employees are to leave the Group, around 6,000 new staff are to be employed. Thus, the net reduction of jobs over the next three years will be 19,000.

The background of this net job reduction of 19,000 is the comprehensive restructuring of jobs within the Group. The gross reduction of 27,000 jobs is partially offset by the creation of about 8,000 jobs. Future and present employment potential is greatly dependent on regulatory decisions. For instance, if the development of a high-speed fiber-optic network were endangered by regulation of this new market, an additional 5,000 jobs would be jeopardized.

The cost of the entire program is about EUR 3.3 billion spread over three years.

Job cuts are to be made via voluntary measures, such as old-age part-time work and severance payments. With regard to civil servants, talks with the federal government about early retirement programs will be necessary. As agreed with the employee representatives, there will be no compulsory redundancies before the end of 2008.

The collective agreement for Deutsche Telekom AG concluded last year includes a moratorium that stipulates that after the planning phase and before any final decision is made by the Board of Management, discussions must be held with the employee representatives concerning any staff reductions. These discussions have already begun.

This release contains forward-looking statements that reflect the current views of the Deutsche Telekom management with respect to future events. Forward-looking statements are based on current plans, estimates and projections, and therefore too much reliance should not be placed on them. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and

“Risk Factors” of the Form 20-F submitted to the U.S. Securities and Exchange Commission. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom does not assume any obligation to update forward-looking state-ments to take new information or future events into account. In addition to the figures shown in accordance with IFRS, Deutsche Telekom also shows so-called pro forma figures, e.g., EBITDA, adjusted EBITDA, net debt, and free cash flow. These pro forma financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFS. For a definition of these pro forma figures, please refer to the explanations under “Reconciliation to pro forma figures” on Deutsche Telekom’s Investor Relations website at www.deutschetelekom.com.

This release contains financial information that has been prepared in accordance with International Financial Reporting Standards, or “IFRS,” and on the basis of the new strategic business areas. The IFRS financial information contained in this report was prepared on the basis of the assumption that, with the exceptions of IAS 39 “Financial Instruments: Recognition and Measurement” and IFRIC 3 “Emission Rights,” all existing standards and interpretations that have been issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) will be fully endorsed by the EU. The accounting policy for financial instruments takes into account the proposed EU revisions to IAS 39 and complies with the amended IAS 39. IFRIC 3 is not relevant for Deutsche Telekom. Subject to EU endorsement of outstanding standards and no further changes from the IASB, the information presented here is expected to form the basis for reporting Deutsche Telekom’s financial results for 2005, and for subsequent reporting periods. However, Deutsche Telekom cannot assure you that there will not be material changes in IFRS between the date of this Interim Report and the first date on which Deutsche Telekom is required to publish financial statements for 2005, 2004 or 2003 under IFRS.

© 2005 Deutsche Telekom AG

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

	By:	/s/ ppa. Guido Kerkhoff

Name: Guido Kerkhoff

		Title:	Senior Executive Vice President
Chief Accounting Officer

Date: November 2, 2005